

Mail Stop 3561

October 2, 2017

James L. Reynolds
Chief Executive Officer and President
Adomani, Inc.
620 Newport Center Drive, Suite 1100
Newport Beach, CA 92660

>   **Re: Adomani, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted September 5, 2017**
>   **CIK No. 0001563568**

Dear Mr. Reynolds:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Registration Statement Cover Page

2. It appears that you will be conducting an offering on continuous basis. Please advise why you have not checked the Rule 415 box on the cover page. We also note that you have not included Rule 415 undertakings. Please revise or advise.

Capitalization, page 36

3. We note that you intend to use proceeds from the offering to repay debt. Please revise your capitalization table on a pro forma basis to reflect the repayment of debt from proceeds of the offering.

Business, page 56

4. Please discuss the material aspects of your arrangement with the OEM partner referenced in the first paragraph on page 66.

5. Please discuss in greater detail the operations of ADOMANI China, including the timelines and associated costs and any contingencies such as raising additional funds. We note that you contemplate allocating a portion of the proceeds of this offering to develop the operations of ADOMANI China.

Our Solution, page 61

6. We note your disclosure that you "design, manufacture and install advanced zero-emission electric and hybrid vehicles." Please disclose where you manufacture electric and hybrid vehicles and how many you have manufactured to date.

Partnership/Teaming Agreements, page 67

7. We note your disclosure that you have agreements with Blue Bird Corporation, GreenPower Motor Company, Inc., Central States Bus Sales, ADOMANI/Rewood/TSI, and China Low-Carbon Industry Investment Center International Committee. Please describe the material terms of each agreement and, to the extent you are substantially dependent on an agreement or it is otherwise material, please file it as an exhibit to the registration statement.

Management

Executive Officers and Directors, page 74

8. Please discuss the specific experience, qualifications, attributes or skills of each director that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Notes to the Unaudited Consolidated Financial Statements, page F-20

9. We note from disclosures provided in your filing that you have issued warrants to purchase shares of your common stock which 1,799,659 shares are issuable upon the exercise of warrants outstanding as of June 30, 2017. In this regard, please revise your notes to the financial statements to comply with the disclosure requirements in ASC 505-50-50-1 which requires disclosures similar to those required by paragraphs ASC 718-10-50-1 through 50-2.

Item 15. Recent Sales of Unregistered Securities, page II-2

10. Please disclose the exemption from registration claimed for transactions listed in subsection (a) on pages II-2 through II-4. Refer to Item 701(d) of Regulation S-K.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu, Assistant Chief Accountant at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Michael A. Hedge, Esq.
         K&L Gates LLP